Exhibit 99.1

Micware Co., Ltd. Announces New Equity Research Report from Alphaterra Advisory

KOBE, Japan, August 7, 2026, 2026 (GLOBE NEWSWIRE) – Micware Co., Ltd. (Nasdaq: MWC) (the “Company” or “Micware”), a Japan-based provider of software development services and innovative IT solutions mainly focused on the automotive and mobility sectors, today announced the release of a new company-sponsored research report from Alphaterra Advisory, a strategic consulting firm, covering the Company’s American Depositary Shares (“ADSs”), each representing one ordinary share of the Company.

The Company has engaged Alphaterra Advisory to perform research that will create greater awareness and exposure in the investment community for the Company’s automotive and mobility software solutions. The research report was commissioned and paid for by the Company. Alphaterra Advisory received $50,000.00 in cash from the Company for the preparation and publication of the report. Investors should consider the paid nature of the engagement when evaluating the report’s conclusions. The report is available at https://a807623f-fab6-46bd-8e5f-a781f796ac21.filesusr.com/ugd/a60235_a073f7a559e14389a4c3f9669aba3b03.pdf.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the Company’s securities, nor shall there be any sale of such securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. The information contained in this press release, including information in any company-sponsored research report referenced herein, is not intended to and does not constitute investment advice or a recommendation within the meaning of applicable U.S. federal securities laws. Investors are urged to conduct their own due diligence and consult their own financial, legal, and tax advisors before making any investment decision.

About Micware Co., Ltd.

Micware Co., Ltd. is a Japan-based provider of software development services and innovative IT solutions mainly focused on the automotive and mobility sectors. The Company is primarily engaged in the development and sale of in-vehicle infotainment (“IVI”) systems covering multimedia, navigation, human machine interface, telematics, and driver assistance, as well as navigation software and location information-based smartphone applications.

Since its founding in 2003, Micware has built over 20 years of experience in automotive software and has established long-term relationships with major original equipment manufacturers (“OEM”) in Japan, including Honda Motor Co., Ltd. and Toyota Motor Corporation. Leveraging its engineering capabilities, proprietary technologies, and long-standing OEM relationships, the Company was ranked 9th among Japan-based Tier 1 suppliers in the IVI market in terms of revenue as of February 28, 2024, according to an industry report titled “IVI, Automotive Navigation System and Digital Mapping Market” commissioned by the Company and prepared by Frost & Sullivan. Micware operates across Japan through six operating entities and 13 branch offices and has established subsidiaries in the United States, Thailand, and Germany for overseas operations.

For more information, please visit the Company’s IR website: www.ir-micware.com.

About Alphaterra Advisory

Alphaterra Advisory is an investor relations (“IR”) and capital markets advisory firm based in Greenwich, Connecticut. The firm primarily supports Japanese companies in engaging effectively with global capital markets through services including equity story development, IR strategies targeting institutional investors worldwide, capital strategy advisory, non-deal roadshows, and the preparation of corporate-sponsored research (“CSR”) reports. Leveraging its extensive experience and network across the U.S. and Japanese capital markets and institutional investor communities, Alphaterra provides comprehensive support to help companies effectively communicate their long-term value creation strategies and potential to the global investment community.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”). Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the annual report on Form 20-F and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

Micware Co., Ltd.

Investor Relations Department

Email: mic_ir@micware.co.jp

Public Relations

Email: mic_pr@micware.co.jp

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com